November 21, 2024

Robert R. Kaplan, Jr.
Authorized Officer of Red Oak Capital GP, LLC
Red Oak Capital Fund Series, LLC
5925 Carnegie Blvd, Suite 110
Charlotte, NC 28209

        Re: Red Oak Capital Fund Series, LLC
            Application for Qualification of Indenture on Form T-3 Filed November 18, 2024
            File No. 022-29118
Dear Robert R. Kaplan Jr.:

       This is to advise you that we have not reviewed and will not review your application.

        Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for qualification. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Gary M. Brown